Exhibit 99.1

Sun Life completes sale of association, affinity, and group creditor business

TORONTO, Feb. 1, 2023 /CNW/ - Sun Life Assurance Company of Canada ("SLA"), a wholly owned subsidiary of Sun Life Financial Inc. ("Sun Life" or "SLF") (TSX: SLF) (NYSE: SLF) today announced the completion of the sale of its sponsored markets business (association, affinity, and group creditor) to Canadian Premier Life Insurance Company ("Canadian Premier").

This transaction will see Sun Life's association, affinity and group creditor business move to Canadian Premier, including plan members and customers.

Sun Life is the leader in the Canadian group benefits market, providing coverage to over five million employees and their dependents. Each year Sun Life supports the health care needs of Canadians with more than 80 million claims paid.

Click here to see the initial 2021 announcement on the agreement between Sun Life and Canadian Premier.

Connect with Sun Life
https://www.facebook.com/SLFCanada
https://www.facebook.com/SLFCanada
https://twitter.com/SunLifeCA

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2022, Sun Life had total assets under management of $1.27 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Media Relations Contacts:	Investor Relations Contact:

Gannon Loftus	Yaniv Bitton
Director, Corporate Communications	Vice-President, Head of Investor Relations &
Sun Life	Capital Markets
T. 647.228.8244	Sun Life
gannon.loftus@sunlife.com	T. 416.979.6496
yaniv.bitton@sunlife.com

Rajani Kamath
Associate Vice-President, Corporate Communications
Sun Life
T. 647.515.7514
rajani.kamath@sunlife.com

View original content to download multimedia:https://www.prnewswire.com/news-releases/sun-life-completes-sale-of-association-affinity-and-group-creditor-business-301736713.html

SOURCE Sun Life Financial Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2023/01/c4774.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:15e 01-FEB-23